SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ___________)*

Principia Biopharma Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74257L108

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 15

CUSIP #74257L108	Page 2 of 17

1	NAME OF REPORTING PERSONS Morgenthaler Venture Partners IX, L.P. (“Morgenthaler IX”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

2,223,748 shares (of which 28,623 are issuable upon the exercise of warrants), except that Morgenthaler Management Partners IX, LLC (“Morgenthaler IX GP”), the general partner of Morgenthaler IX, may be deemed to have sole power to vote these shares, and Robert C. Bellas, Jr. (“Bellas”), Ralph E. Christoffersen (“Christoffersen”), Jason Lettmann (“Lettmann”), Gary R. Little (“Little”), Rebecca Lynn (“Lynn”), Gary J. Morgenthaler (“Morgenthaler”), Robert D. Pavey (“Pavey”) and Henry Plain (“Plain”), the managing members of Morgenthaler IX GP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

2,223,748 shares (of which 28,623 are issuable upon the exercise of warrants), except that Morgenthaler IX GP, the general partner of Morgenthaler IX, may be deemed to have sole power to dispose of these shares, and Bellas, Christoffersen, Lettmann, Little, Lynn, Morgenthaler, Pavey and Plain, the managing members of Morgenthaler IX GP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,223,748
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.3%
12	TYPE OF REPORTING PERSON	PN

CUSIP #74257L108	Page 3 of 17

1	NAME OF REPORTING PERSONS Morgenthaler Management Partners IX, LLC (“Morgenthaler IX GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

2,223,748 shares (of which 28,623 are issuable upon the exercise of warrants), all of which are directly owned by Morgenthaler Venture Partners IX, L.P. (“Morgenthaler IX”). Morgenthaler IX GP, the general partner of Morgenthaler IX, may be deemed to have sole power to vote these shares, and Robert C. Bellas, Jr. (“Bellas”), Ralph E. Christoffersen (“Christoffersen”), Jason Lettmann (“Lettmann”), Gary R. Little (“Little”), Rebecca Lynn (“Lynn”), Gary J. Morgenthaler (“Morgenthaler”), Robert D. Pavey (“Pavey”) and Henry Plain (“Plain”), the managing members of Morgenthaler IX GP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

2,223,748 shares (of which 28,623 are issuable upon the exercise of warrants), all of which are directly owned by Morgenthaler IX. Morgenthaler IX GP, the general partner of Morgenthaler IX, may be deemed to have sole power to dispose of these shares, and Bellas, Christoffersen, Lettmann, Little, Lynn, Morgenthaler, Pavey and Plain, the managing members of Morgenthaler IX GP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,223,748
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.3%
12	TYPE OF REPORTING PERSON	OO

CUSIP #74257L108	Page 4 of 17

1	NAME OF REPORTING PERSONS Robert C. Bellas, Jr. (“Bellas”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6

SHARED VOTING POWER

2,223,748 shares (of which 28,623 are issuable upon the exercise of warrants), all of which are directly owned by Morgenthaler Venture Partners IX, L.P. (“Morgenthaler IX”). Morgenthaler Management Partners IX, LLC (“Morgenthaler IX GP”) is the general partner of Morgenthaler IX, and Bellas, a managing member of Morgenthaler IX GP, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER - 0 -
	8

SHARED DISPOSITIVE POWER

2,223,748 shares (of which 28,623 are issuable upon the exercise of warrants), all of which are directly owned by Morgenthaler IX. Morgenthaler IX GP is the general partner of Morgenthaler IX, and Bellas, a managing member of Morgenthaler IX GP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,223,748
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.3%
12	TYPE OF REPORTING PERSON	IN

CUSIP #74257L108	Page 5 of 17

1	NAME OF REPORTING PERSONS Ralph E. Christoffersen (“Christoffersen”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6

SHARED VOTING POWER

2,223,748 shares (of which 28,623 are issuable upon the exercise of warrants), all of which are directly owned by Morgenthaler Venture Partners IX, L.P. (“Morgenthaler IX”). Morgenthaler Management Partners IX, LLC (“Morgenthaler IX GP”) is the general partner of Morgenthaler IX, and Christoffersen, a managing member of Morgenthaler IX GP, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER - 0 -
	8

SHARED DISPOSITIVE POWER

2,223,748 shares (of which 28,623 are issuable upon the exercise of warrants), all of which are directly owned by Morgenthaler IX. Morgenthaler IX GP is the general partner of Morgenthaler IX, and Christoffersen, a managing member of Morgenthaler IX GP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,223,748
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.3%
12	TYPE OF REPORTING PERSON	IN

CUSIP #74257L108	Page 6 of 17

1	NAME OF REPORTING PERSONS Jason Lettmann (“Lettmann”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6

SHARED VOTING POWER

2,223,748 shares (of which 28,623 are issuable upon the exercise of warrants), all of which are directly owned by Morgenthaler Venture Partners IX, L.P. (“Morgenthaler IX”). Morgenthaler Management Partners IX, LLC (“Morgenthaler IX GP”) is the general partner of Morgenthaler IX, and Lettmann, a managing member of Morgenthaler IX GP, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER - 0 -
	8

SHARED DISPOSITIVE POWER

2,223,748 shares (of which 28,623 are issuable upon the exercise of warrants), all of which are directly owned by Morgenthaler IX. Morgenthaler IX GP is the general partner of Morgenthaler IX, and Lettmann, a managing member of Morgenthaler IX GP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,223,748
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.3%
12	TYPE OF REPORTING PERSON	IN

CUSIP #74257L108	Page 7 of 17

1	NAME OF REPORTING PERSONS Gary R. Little (“Little”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6

SHARED VOTING POWER

2,223,748 shares (of which 28,623 are issuable upon the exercise of warrants), all of which are directly owned by Morgenthaler Venture Partners IX, L.P. (“Morgenthaler IX”). Morgenthaler Management Partners IX, LLC (“Morgenthaler IX GP”) is the general partner of Morgenthaler IX, and Little, a managing member of Morgenthaler IX GP, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER - 0 -
	8

SHARED DISPOSITIVE POWER

2,223,748 shares (of which 28,623 are issuable upon the exercise of warrants), all of which are directly owned by Morgenthaler IX. Morgenthaler IX GP is the general partner of Morgenthaler IX, and Little, a managing member of Morgenthaler IX GP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,223,748
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.3%
12	TYPE OF REPORTING PERSON	IN

CUSIP #74257L108	Page 8 of 17

1	NAME OF REPORTING PERSONS Rebecca Lynn (“Lynn”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6

SHARED VOTING POWER

2,223,748 shares (of which 28,623 are issuable upon the exercise of warrants), all of which are directly owned by Morgenthaler Venture Partners IX, L.P. (“Morgenthaler IX”). Morgenthaler Management Partners IX, LLC (“Morgenthaler IX GP”) is the general partner of Morgenthaler IX, and Lynn, a managing member of Morgenthaler IX GP, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER - 0 -
	8

SHARED DISPOSITIVE POWER

2,223,748 shares (of which 28,623 are issuable upon the exercise of warrants), all of which are directly owned by Morgenthaler IX. Morgenthaler IX GP is the general partner of Morgenthaler IX, and Lynn, a managing member of Morgenthaler IX GP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,223,748
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.3%
12	TYPE OF REPORTING PERSON	IN

CUSIP #74257L108	Page 9 of 17

1	NAME OF REPORTING PERSONS Gary J. Morgenthaler (“Morgenthaler”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6

SHARED VOTING POWER

2,223,748 shares (of which 28,623 are issuable upon the exercise of warrants), all of which are directly owned by Morgenthaler Venture Partners IX, L.P. (“Morgenthaler IX”). Morgenthaler Management Partners IX, LLC (“Morgenthaler IX GP”) is the general partner of Morgenthaler IX, and Morgenthaler, a managing member of Morgenthaler IX GP, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER - 0 -
	8

SHARED DISPOSITIVE POWER

2,223,748 shares (of which 28,623 are issuable upon the exercise of warrants), all of which are directly owned by Morgenthaler IX. Morgenthaler IX GP is the general partner of Morgenthaler IX, and Morgenthaler, a managing member of Morgenthaler IX GP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,223,748
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.3%
12	TYPE OF REPORTING PERSON	IN

CUSIP #74257L108	Page 10 of 17

1	NAME OF REPORTING PERSONS Robert D. Pavey (“Pavey”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6

SHARED VOTING POWER

2,223,748 shares (of which 28,623 are issuable upon the exercise of warrants), all of which are directly owned by Morgenthaler Venture Partners IX, L.P. (“Morgenthaler IX”). Morgenthaler Management Partners IX, LLC (“Morgenthaler IX GP”) is the general partner of Morgenthaler IX, and Pavey, a managing member of Morgenthaler IX GP, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER - 0 -
	8

SHARED DISPOSITIVE POWER

2,223,748 shares (of which 28,623 are issuable upon the exercise of warrants), all of which are directly owned by Morgenthaler IX. Morgenthaler IX GP is the general partner of Morgenthaler IX, and Pavey, a managing member of Morgenthaler IX GP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,223,748
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.3%
12	TYPE OF REPORTING PERSON	IN

CUSIP #74257L108	Page 11 of 17

1	NAME OF REPORTING PERSONS Henry Plain (“Plain”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6

SHARED VOTING POWER

2,223,748 shares (of which 28,623 are issuable upon the exercise of warrants), all of which are directly owned by Morgenthaler Venture Partners IX, L.P. (“Morgenthaler IX”). Morgenthaler Management Partners IX, LLC (“Morgenthaler IX GP”) is the general partner of Morgenthaler IX, and Plain, a managing member of Morgenthaler IX GP, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER - 0 -
	8

SHARED DISPOSITIVE POWER

2,223,748 shares (of which 28,623 are issuable upon the exercise of warrants), all of which are directly owned by Morgenthaler IX. Morgenthaler IX GP is the general partner of Morgenthaler IX, and Plain, a managing member of Morgenthaler IX GP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,223,748
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.3%
12	TYPE OF REPORTING PERSON	IN

CUSIP #74257L108	Page 12 of 17

ITEM 1(A).	NAME OF ISSUER

Principia Biopharma, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

400 East Jamie Court, Suite 302

South San Francisco, CA 94080

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule is filed by Morgenthaler Venture Partners IX, L.P., a Delaware limited partnership, Morgenthaler Management Partners IX, LLC a Delaware limited liability company, Robert C. Bellas, Jr., Ralph E. Christoffersen, Jason Lettmann, Gary R. Little, Rebecca Lynn, Gary J. Morgenthaler, Robert D. Pavey and Henry Plain. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o Morgenthaler Ventures

3200 Alpine Road

Portola Valley, CA 94028

ITEM 2(C).	CITIZENSHIP

See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Common Stock, $0.0001 par value

ITEM 2(D).	CUSIP NUMBER

74257L108

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

CUSIP #74257L108	Page 13 of 17

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreement of Morgenthaler Venture Partners IX, L.P. and the limited liability company agreement of Morgenthaler Management Partners IX, LLC, the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer owned by each such entity of which they are a partner or member.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable

CUSIP #74257L108	Page 14 of 17

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2019

MORGENTHALER VENTURE PARTNERS, IX, L.P.

	By:	MORGENTHALER MANAGEMENT PARTNERS IX, LLC
	Its:	General Partner

	By:	/s/ Travis Boettner
	Name:	Travis Boettner
	Title:	Chief Financial Officer and Chief Compliance Officer

MORGENTHALER MANAGEMENT PARTNERS IX, LLC

	By:	/s/ Travis Boettner
	Name:	Travis Boettner
	Title:	Chief Financial Officer and Chief Compliance Officer

ROBERT C. BELLAS, JR.
RALPH E. CHRISTOFFERSEN
JASON LETTMANN
GARY R. LITTLE
REBECCA LYNN
GARY J. MORGENTHALER
ROBERT D. PAVEY
HENRY PLAIN

	By:	/s/ Travis Boettner
	Name:	Travis Boettner
	Title:	Chief Financial Officer and Chief Compliance Officer

CUSIP #74257L108	Page 15 of 17

EXHIBIT INDEX

Found on
Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	16

Exhibit B: Power of Attorney	17

CUSIP #74257L108	Page 16 of 17

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the common stock of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 13, 2019

MORGENTHALER VENTURE PARTNERS, IX, L.P.

	By:	MORGENTHALER MANAGEMENT PARTNERS IX, LLC
	Its:	General Partner

	By:	/s/ Travis Boettner
	Name:	Travis Boettner
	Title:	Chief Financial Officer and Chief Compliance Officer

MORGENTHALER MANAGEMENT PARTNERS IX, LLC

	By:	/s/ Travis Boettner
	Name:	Travis Boettner
	Title:	Chief Financial Officer and Chief Compliance Officer

ROBERT C. BELLAS, JR.
RALPH E. CHRISTOFFERSEN
JASON LETTMANN
GARY R. LITTLE
REBECCA LYNN
GARY J. MORGENTHALER
ROBERT D. PAVEY
HENRY PLAIN

	By:	/s/ Travis Boettner
	Name:	Travis Boettner
	Title:	Chief Financial Officer and Chief Compliance Officer

CUSIP #74257L108	Page 17 of 17

exhibit B

Power of Attorney

Travis Boettner has signed the enclosed documents as Attorney-in-Fact. A copy of the applicable Power of Attorney is already on file with the appropriate agencies.